UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COMPUCREDIT HOLDINGS CORPORATION

(Name of Subject Company (Issuer))

COMPUCREDIT HOLDINGS CORPORATION

(Name of Filing Person (Offeror))

3.625% Convertible Senior Notes due 2025	20478N AA 8 20478N AB 6
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

J.Paul Whitehead, III

Chief Financial Officer

CompuCredit Holdings Corporation

Five Concourse Parkway, Suite 400

Atlanta, Georgia 30328

(770) 828-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

W. Brinkley Dickerson, Jr.

Paul Davis Fancher

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308

(404) 885-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$83,943,000	$9,620

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 3.625% Convertible Senior Notes due 2025 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of April 30, 2012, there was $83,943,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $83,943,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,620
Form or Registration No.:	Schedule TO
Filing party:	CompuCredit Holdings Corporation
Date filed:	May 1, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed on May 1, 2012 by CompuCredit Holdings Corporation, a Georgia corporation (the “Company”), with respect to the right of each holder (the “Holder”) of the Company’s 3.625% Convertible Senior Notes due 2025 (the “Securities”) to sell and the obligation of the Company to purchase the Securities as set forth in the Issuer Put Right Notice for 3.625% Convertible Senior Notes due 2025, dated May 1, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Holders’ right to surrender their Securities for purchase by the Company pursuant to the Put Option expired at 5:00 p.m., New York City time, on Wednesday, May 30, 2012 (the “Expiration Time”). The Company has been advised by U.S. Bank National Association, as paying agent (the “Paying Agent”), that Securities in an aggregate principal amount of $83,493,000 were validly surrendered and not withdrawn prior to the Expiration Time. The Company accepted for purchase all of these Securities for a purchase price equal to 100% of the principal amount of the Securities. The Company has delivered the aggregate purchase price of $83,493,000 to the Paying Agent for distribution to the tendering Holders. Following the Company’s purchase of the Securities pursuant to the Put Option, $450,000 in aggregate principal amount of the Securities remains outstanding.

On May 31, 2012, the Company issued a press release announcing the expiration and results of the Put Option. A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1) Issuer Put Right Notice for 3.625% Convertible Senior Notes due 2025, dated May 1, 2012.*

(a)(5)(A) Press release issued by the Company on May 1, 2012.*

(a)(5)(B) Notice of Repurchase Option pursuant to the Original Indenture.*

(a)(5)(C) Press release issued by the Company on May 31, 2012.

(b) None.

(d)(1) Indenture, dated May 27, 2005, between the Company, as successor Person under Article 5 of the Indenture to CompuCredit Corporation, and U.S. Bank National Association, as successor to Wachovia Bank, National Association, as trustee (filed as Exhibit 4.1 to CompuCredit Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference).

(d)(2) Supplemental Indenture, dated June 30, 2009, among the Company, CompuCredit Corporation and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009, and incorporated herein by reference).

(g) None.

(h) None.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUCREDIT HOLDINGS CORPORATION

By:	/s/ J.Paul Whitehead, III
Name:	J.Paul Whitehead, III
Title:	Chief Financial Officer

Date: May 31, 2012

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)	Issuer Put Right Notice for 3.625% Convertible Senior Notes due 2025, dated May 1, 2012.*

99(a)(5)(A)	Press release issued by the Company on May 1, 2012.*

99(a)(5)(B)	Notice of Repurchase Option pursuant to the Original Indenture.*

99(a)(5)(C)	Press release issued by the Company on May 31, 2012.

99(b)	None.

99(d)(1)	Indenture, dated May 27, 2005, between the Company, as successor Person under Article 5 of the Indenture to CompuCredit Corporation, and U.S. Bank National Association, as successor to Wachovia Bank, National Association, as trustee (filed as Exhibit 4.1 to CompuCredit Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference).

(99)(d)(2)	Supplemental Indenture, dated June 30, 2009, among the Company, CompuCredit Corporation and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009, and incorporated herein by reference).

(99)(g)	None.

(99)(h)	None.

*	Previously filed.